UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

            ConforMIS Inc.

(Name of Issuer)

                        Common Stock, par value $0.00001 per share

(Titles of Class of Securities)

                              20717E101

(CUSIP Number)

                           December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20717E101		13G	Page 2 of 7
1	NAME OF REPORTING PERSON Abu Dhabi Investment Authority
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 3,125,000
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 3,125,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,125,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.7% (1)
12	TYPE OF REPORTING PERSON OO

(1) Based on a total of 40,712,347 shares of common stock outstanding as of October 30, 2015, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015.

CUSIP No. 20717E101		13G	Page 3 of 7
1	NAME OF REPORTING PERSON Procific (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 3,125,000
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 3,125,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,125,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.7% (2)
12	TYPE OF REPORTING PERSON CO

(1) Procific is the actual owner of the shares of common stock reported herein. Procific is a wholly owned subsidiary of Abu Dhabi Investment Authority. Pursuant to the rules and regulations of the Securities and Exchange Commission, Abu Dhabi Investment Authority may be deemed to be the beneficial owner of the shares of common stock directly held by Procific.

(2) Based on a total of 40,712,347 shares of common stock outstanding as of October 30, 2015, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015.

Item 1(a).           Name of Issuer:

ConforMIS Inc.

Item 1(b).          Address of Issuer’s Principal Executive Offices:

28 Crosby Drive
Bedford, Massachusetts 01730

Item 2(a).           Name of Person Filing:

1.	Abu Dhabi Investment Authority

2.	Procific

Item 2(b).            Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

1.	211 Corniche Street P.O. Box 3600 Abu Dhabi, United Arab Emirates 3600

2.	Willow House, Cricket Square P.O. Box 709 Grand Cayman, British West Indies KY1-1107

Item 2(c). Citizenship:

1.	Abu Dhabi Investment Authority (ADIA) is a public institution established by the Government of the Emirate of Abu Dhabi in 1976 as an independent investment institution. ADIA is a public institution wholly owned by the Emirate of Abu Dhabi and is subject to its supervision.

2.	Procific is a corporation organized under the laws of the Cayman Islands, British West Indies.

Item 2(d).            Titles of Classes of Securities:

Common Stock, $0.00001 par value per share

Item 2(e).            CUSIP Number:

20717E101

Item 3.                If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c),

                            Check Whether the Person Filing is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).
(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).
(j)	☐ Non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J).
(k)	☐ Group in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item 4.	Ownership
	(a)	Amount Beneficially Owned:
See responses to Item 9 on each cover page.
	(b)	Percent of Class:
See responses to Item 11 on each cover page.
	(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
(ii) Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
(iii) Sole power to dispose or to direct the disposition of: See responses to Item 7 on each cover page.
(iv) Shared power to dispose or to direct the disposition of: See responses to Item 8 on each cover page.

Item 5.               Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6.               Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.               Identification and Classification of the Subsidiary Which Acquired the Security

                            Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.                Identification and Classification of Members of the Group.

Not Applicable.

Item 9.                Notice of Dissolution of Group.

Not Applicable.

Item 10.              Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2016

ABU DHABI INVESTMENT AUTHORITY

/s/ Ahmed Abdullatif Ahmed Ibrahim Al Mosa

By: Ahmed Abdullatif Ahmed Ibrahim Al Mosa

Title: Authorized Signatory

/s/ Ahmed Mohamed Ghubash Saeed AlMarri

By: Ahmed Mohamed Ghubash Saeed AlMarri

Title: Authorized Signatory

PROCIFIC

/s/ Khalifa Jaber Zaal Khalifa AlFalasi_

By: Khalifa Jaber Zaal Khalifa AlFalasi

Title: Authorized Signatory

/s/ Saeed Musallam Mefleh Khamis AlMazrouei

By: Saeed Musallam Mefleh Khamis AlMazrouei

Title: Authorized Signatory